02044611

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

ANNUAL REPORT

☒ **PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED**
for the fiscal year ended December 31, 2001

or

TRANSITION REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED
For the transition period from _______to_______

Commission File Number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
(Full title of the plan)

Sterling Bancorp
650 Fifth Avenue
New York, New York 10019

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

Item 4.

Attached hereto as Exhibit 1 are copies of the financial statements and schedules for the Sterling Bancorp/Sterling National Bank 401(k) Plan (the "Plan"), which have been prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the Plan's financial statements have been examined by KPMG LLP, independent certified public accountants.

Attached as Exhibit 2 is a copy of the Independent Auditors' Consent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(K) PLAN

Date: June 27, 2002

By: M. Mollica-S

Mary Mollica-Senior
(a member of the Plan's Committee)

EXHIBIT 1

STERLING BANCORP/STERLING NATIONAL BANK 401(K) PLAN

Financial Statements and Independent Auditors' Report

STERLING BANCORP/STERLING NATIONAL BANK 401(k) PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Index

* Schedules required by Form 5500 that are not applicable have not been included.

KPMG

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

Independent Auditors' Report

Retirement Committee of
Sterling Bancorp/Sterling National Bank 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 24, 2002

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Investments at fair value:		
Guaranteed Interest Account	$ 452,000	$ 476,057
Pooled separate accounts	3,680,309	3,030,813
Sterling Bancorp common stock	8,759,504	5,896,443
Cash	58,849	95
Participant loans	158,195	158,757
Total investments	13,108,857	9,562,165
Assets available for plan benefits	$ 13,108,857	$ 9,562,165

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to assets attributed to:		
Investment income:		
Interest	$ 36,399	$ 41,021
Dividends	185,415	101,467
Net appreciation in fair value of investments	2,648,528	1,791,817
Total investment income	2,870,342	1,934,305
Participants' contributions	937,947	808,330
Total additions	3,808,289	2,742,635
Deductions from assets attributed to:		
Benefits paid to participants	(261,597)	(424,361)
Net increase	3,546,692	2,318,274
Assets available for plan benefits:		
Beginning of year	9,562,165	7,243,891
End of year	$ 13,108,857	$ 9,562,165

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

The assets of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) are primarily financial instruments and are subject to risk from individual investment objectives, stock markets, interest rates, economic conditions, and world affairs. The following brief description of the Plan is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries, excluding Sterling National Mortgage Company, to help supplement participants' retirement income. The Plan was established effective January 1, 1990, amended and restated effective January 1, 1994. Under the terms of the amendment, participants and their account balances of the Profit-Sharing Plan for Employees of Sterling National Bank and the Profit-Sharing Plan for Employees of Sterling Bancorp were transferred and merged into the Plan. In 2001, the Plan was further amended and restated effective January 1, 2001 reflecting certain changes on service credit and compensation provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses are paid by Sterling National Bank (the Bank).

The Plan is administered by a committee appointed by the Board of Directors of Sterling Bancorp, and such committee acts as the Plan's administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank is a wholly owned subsidiary of Sterling Bancorp. Throughout the notes, the term "the Company" refers to Sterling Bancorp and its subsidiaries.

(b) Participation and Contributions

Regular salaried employees are eligible to participate in the Plan if employed for at least six months and have attained age 20-1/2 years. Participants may elect to contribute to the lesser of 20% of compensation or the maximum allowable under the income tax regulations which was $10,500 for both plan years 2001 and 2000. Participants are fully vested in their own contributions and earnings thereon. The Company may contribute 25% of the first 6% of base compensation that a participant contributes if the participant is employed on the last day of the plan year. Additional Company contributions may be contributed at the option of the Company's Board of Directors. No contributions were made by the Company during 2001 or 2000.

The Company's contributions are vested based on the following schedule:

Years of vesting service	Percent vested
Less than 2 years	0%
2 years	20
3 years	40
4 years	60
5 years	80
6 or more years	100

(Continued)

Participants may elect to increase and decrease their contributions once every calendar quarter by giving at least ten days' prior written notice to the Committee. Participants may discontinue their contributions at any time.

(c) ***Investment Elections***

A participant may elect to direct the contributions to each or any of the funds in whole percentages. A participant may change the investment allocation or make transfers between funds.

(d) ***Distributions and Withdrawals***

A participant may withdraw his or her accumulated share on retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant's accumulated share, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant's entire accumulated share, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum at the next valuation date, in a lump sum at some other valuation date not later than 60 days after the close of the plan year in which employment terminates, or in annual installments over a period not to exceed the life expectancy of the last survivor of the participant and his beneficiary.

(e) ***Forfeited Accounts***

Each participant's account is credited with the participant's contributions and all allocations of (a) the Company's contributions, and (b) Plan earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The amount of forfeitures for the year ended December 31, 2001 was $629 and there was none in 2000.

(f) ***Trust Funds Managed by Sterling National Bank***

Under the terms of a trust agreement effective January 1, 1993 between the Bank and the Plan, the Bank's Trust Department (the Trustee) manages, on behalf of the Plan, the Sterling Common Stock Account which invests in Sterling Bancorp Common Stock. The Trustee has been granted discretionary authority concerning purchases and sales of investments in this account.

(g) ***Investment Funds Managed by Principal Mutual Life Insurance Company***

Principal Mutual Life Insurance Company (the Custodian or Principal) manages the Plan's assets on behalf of the Plan, pursuant to the terms of an annuity contract effective January 1, 1996 between the Trustee and the Custodian.

The Custodian has been granted discretionary authority concerning purchases and sales of investments in the pooled separate accounts and guaranteed investment contract. The following funds are managed by the Custodian (issued by Principal Mutual unless otherwise indicated):

Guaranteed Interest Account – This account is composed of two accounts and is a part of Principal's General Account which invests primarily in private placement bonds, commercial mortgages, and residential mortgages. It provides a guaranteed interest rate through December 31, 2002 of 5.13% per annum, through December 31, 2003 of 5.86% per annum, and through December 31, 2004 of 6.4% per annum, at which time the contracts mature.

Money Market Account – The pooled investment account invests in money market instruments.

Government Securities Account – The pooled investment account invests in obligations issued or guaranteed by the U.S. Government or its agencies.

Bond and Mortgage Account – The pooled investment account invests in intermediate-term fixed-income loans.

Bond Emphasis Balanced Account – The pooled investment account invests in other separate accounts of Principal Mutual Life Insurance Company, weighted toward fixed income accounts.

Stock Emphasis Balanced Account – The pooled investment account invests in other separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

Large Cap Stock Index Account (name changed from Stock Index 500 Account) – The pooled investment account invests in common stocks of those firms included in the Standard & Poor's 500 Stock Index.

Medium Company Value Account – The pooled investment account invests in common stocks of medium sized companies that are undervalued at the time of purchase and whose earnings are expected to grow at above average rates.

Medium Company Blend Account – The pooled investment account invests in common stocks of medium sized companies that generate long term capital growth.

Small Company Blend Account – The pooled investment account invests in common stocks of small companies whose long-term earnings are expected to grow at above average rates.

International Stock Account – The pooled investment account invests primarily in common stocks of corporations located outside the United States. It may occasionally invest in preferred stocks or convertible bonds of these corporations. At Principal's discretion, account assets may also be invested in U.S. or non-U.S. securities other than stocks or retained in cash.

Real Estate Account – The pooled investment account invests in owned commercial property.

Janus Advisor Capital Appreciation Account – The pooled investment account invests in common stocks and mortgage and asset-backed securities.

(Continued)

Large Company Blend Account – The pooled investment account invests in stocks of larger companies whose earnings and dividends are expected to grow at above average rates.

Putnam Voyager Account – The pooled investment account invests in common stocks of smaller and less-seasoned companies.

Fidelity Advisor Small Capital Account – The pooled investment account invests in equity securities issued by companies with small market capitalization.

Invesco Small Company Growth Account – The pooled investment account invests in equities of companies with market capitalizations of less than $1 billion in assets and foreign securities.

Janus Advisor Aggressive Growth Account – The pooled investment account invests in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P Mid Cap 400 Index.

International Small Company Account – The International Small Company Separate Account invests in the stocks of corporations domiciled outside the United States. The value of the investment changes daily, based on dividends, movement in stock prices, fluctuation of foreign currency exchange rates relative to the U.S. dollar, and expenses.

Principal Financial Group, Inc. Stock Account – The Principal Financial Group, Inc. Stock Separate Account invests in stock of the Principal Financial Group. The value of the investment changes based on changes in the market value of the stock and expenses.

(h) Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant.

(2) Summary of Significant Accounting Policies

(a) General Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the reporting of assets available for plan benefits and changes in the assets available for plan benefits and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(c) *Investments*

Investments are valued at fair value based upon the net asset value per fund which, in turn, is based upon the market quotations of the underlying investments. Money market accounts are valued at cost, which approximates fair value. Stocks traded on security exchanges are valued at closing market prices; when no trades are reported by the security exchanges, they are valued at the most recent bid quotation. Participant loans are valued at cost, which approximates fair value.

The net unrealized appreciation or depreciation for the period is reported together with the realized gains and losses in the statement of changes in assets available for plan benefits.

Investment income of each investment fund is allocated to participant accounts at the end of each quarter based upon the ratio of each participant's account to the total of the investment fund balance.

Purchases and sales of investments are recognized on a trade-date basis. Realized investment gains and losses are calculated using the weighted average historical cost basis of the investments. Interest income is recognized when earned. Dividend income is recognized on the ex-dividend date.

(d) *Payments of Benefits*

Benefits are recorded when paid.

(e) *Risks and Uncertainties*

The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which principally invests in the securities of a single issuer.

(f) *Adoption of New Accounting Pronouncement*

The Plan adopted Financial Accounting Standards Board's FAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 138 and related implementation guidance ("SFAS 133"), on January 1, 2001. The adoption of SFAS 133 had no material impact on the Plan's financial statements.

(Continued)

(3) Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

	2001	2000
At fair value:		
Principal Guaranteed Interest Account	$ —	$ 476,057
Sterling Bancorp Common Stock	8,759,504	5,896,443
Principal Stock Large Cap Index Account	797,376	793,317
Principal Large Company Blend Account	—	517,139

The net appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2001, and 2000 is as follows:

	2001	2000
Sterling Bancorp Common Stock	$ 2,806,352	$ 1,933,378
Pooled Separate Accounts	(157,824)	(141,561)
	$ 2,648,528	$ 1,791,817

(4) Plan Expenses

During 2001 and 2000 all plan expenses were paid by the Bank.

(5) Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participant account balances shall become 100% vested.

(6) Income Tax Status

The Plan obtained a favorable determination letter dated November 23, 2001, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(Continued)

(7) Number of Units and Unit Values

Participants may elect more than one fund option for their contributions. At December 31, 2001 and 2000, the number of units per fund and unit values are as follows:

Identity of party involved	Description of investments	2001 # of units	2001 NAV/unit	2000 # of units	2000 NAV/unit
Principal Mutual Life Insurance Co.	Pooled Separate Account Money Market	14,214	$ 42.80	8,343	$ 41.14
	Pooled Separate Account Bond & Mortgage	223	594.04	9,342	15.82
	Pooled Separate Account Government Securities	14,679	16.98	45	548.88
	Pooled Separate Account Bond Emphasis Balanced	4,085	18.08	3,703	18.21
	Pooled Separate Account Large Capital Stock Index	19,472	40.95	5,118	21.48
	Pooled Separate Account Large Company Blend	23,184	18.70	16,982	46.72
	Pooled Separate Account Medium Company Value	2,806	37.80	—	—
	Pooled Separate Account Real Estate	298	369.00	2,110	36.48
	Pooled Separate Account Stock Emphasis Balanced	5,577	19.89	2,896	41.60
	Pooled Separate Account Fidelity Advisor Small Capital	1,730	18.19	3,856	43.01
	Pooled Separate Account Invesco Small Company Growth	1,490	36.96	6697	38.38
	Pooled Separate Account Janus Adviser Aggressive Growth	4,190	15.55	215	345.82
	Pooled Separate Account Janus Advisor Capital Appreciation	3,019	21.53	2,120	27.57
	Pooled Separate Account Medium Company Blend	3,649	40.18	22,781	22.70
	Pooled Separate Account Small Company Blend	4,547	44.91	4,001	32.11
	Pooled Separate Account Putnam Voyager	4,762	24.77	1,337	18.92
	Pooled Separate Account International Small Company	648	24.40	1,040	46.85
	Pooled Separate Account International Stock	7,182	29.11	2,087	25.54
	Pooled Separate Account Principal Financial Group, Inc. Stock	11,411	12.96	586	31.09
Sterling Bancorp	Sterling Common Stock	299,983	29.20	269,549	21.88

(Continued)

(8) Related Party

Certain Plan investments are shares of pooled separate accounts managed by Principal. Principal is the recordkeeper and custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, or similar party	Description of investment/units or shares		Fair value
Pooled separate and Guaranteed Interest Accounts managed by Principal Mutual Life Insurance Company*:			
Pooled separate accounts, at fair value:			
Guaranteed Interest Account	Interest rates range from 5.13% to 6.40%	$	452,000
Money Market Account	14,214 units		608,415
Bond & Mortgage Account	223 units		132,637
Government Securities Account	14,679 units		249,263
Bond Emphasis Balanced Account	4,085 units		73,865
Large Capital Stock Index Account	19,472 units		797,376
Large Company Blend Account	23,184 units		433,553
Medium Company Value Account	2,806 units		106,061
Real Estate Account	298 units		110,018
Stock Emphasis Balanced Account	5,577 units		110,905
Fidelity Advisor Small Capital Account	1,730 units		31,467
Invesco Small Company Growth Account	1,490 units		55,045
Janus Adviser Aggressive Growth Account	4,190 units		65,163
Janus Advisor Capital Appreciation Account	3,019 units		64,983
Medium Company Blend Account	3,649 units		146,613
Small Company Blend Account	4,547 units		204,210
Putnam Voyager Account	4,762 units		117,975
International Small Company Account	648 units		15,812
International Stock Account	7,182 units		209,032
Principal Financial Group, Inc. Stock Account	11,411 units		147,916
Sterling Bancorp Common Stock*	299,983 shares		8,759,504
Participant Loans*	Interest rates range from 6.75% to 11.00%		158,195
Cash			58,849
		$	13,108,857

* Party in interest.

See accompanying independent auditors' report.

EXHIBIT 2

Consent of Independent Auditors

KPMG

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

Retirement Committee of
Sterling Bancorp/Sterling National Bank:

We consent to the incorporation by reference in the Registration Statement (No. 333-72294) on Form S-8 of Sterling Bancorp of our report dated June 24, 2002 relating to the statements of assets available for plan benefits of the Sterling Bancorp/Sterling National Bank 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended, and the related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Sterling Bancorp/Sterling National Bank 401(k) Plan.

KPMG LLP

New York, New York
June 24, 2002